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Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management's discussion and analysis ("MD&A") of the operating and financial results of Baytex Energy Corp. for the year ended December 31, 2014. This information is provided as of March 4, 2015. In this MD&A, references to "Baytex", the "Company", "we", "us" and "our" and similar terms refer to Baytex Energy Corp. and its subsidiaries on a consolidated basis, except where the context requires otherwise. The year to date results have been compared with the corresponding period in 2013. This MD&A should be read in conjunction with the Company's audited consolidated financial statements ("consolidated financial statements") for the years ended December 31, 2014 and 2013, together with the accompanying notes and its Annual Information Form for the year ended December 31, 2014. These documents and additional information about Baytex are accessible on the SEDAR website at www.sedar.com. All amounts are in Canadian dollars, unless otherwise stated, and all tabular amounts are in thousands of Canadian dollars, except for percentages and per common share amounts or as otherwise noted.

In this MD&A, barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

NON-GAAP FINANCIAL MEASURES

In this MD&A, we refer to certain financial measures (such as Funds From Operations, Payout Ratio, Total Monetary Debt, Operating Netback and Bank EBITDA) which do not have any standardized meaning prescribed by generally accepted accounting principles in Canada ("GAAP"). While Funds From Operations, Payout Ratio, Operating Netback and Bank EBITDA are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures by other issuers.

Funds from Operations

We define funds from operations as cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments. However, funds from operations should not be construed as an alternative to traditional performance measures determined in accordance with GAAP, such as cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see "Funds from Operations, Payout Ratio and Bank EBITDA".

Payout Ratio

We define payout ratio as cash dividends (net of participation in our Dividend Reinvestment Plan ("DRIP")) divided by funds from operations. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments.

Total Monetary Debt

We define total monetary debt as the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as unrealized gains or losses on financial derivatives, assets held for sale and liabilities related to assets held for sale)), the principal amount of long-term debt and bank loan. We believe that this

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measure assists in providing a more complete understanding of our cash liabilities. See "Liquidity, Capital Resources and Risk Management" for a description of total monetary debt.

Operating Netback

We define operating netback as product revenue less royalties, production and operating expenses and transportation expenses divided by barrels of oil equivalent sales volume for the applicable period. We believe that this measure assists in characterizing our ability to generate cash margin on a unit of production basis.

Bank EBITDA

We define Bank EBITDA as our consolidated net income attributable to shareholders before interest, taxes, depletion and depreciation, and certain other non-cash items as set out in our credit agreements governing our revolving extendible unsecured credit facilities. This measure is used to measure compliance with certain financial covenants.

YEAR END HIGHLIGHTS

2014 was an active year for Baytex. In February, we announced the acquisition of Aurora Oil & Gas Limited ("Aurora") which held significant production and future opportunity in the Eagle Ford shale in Texas. The transaction, valued at approximately $2.8 billion, closed on June 11, 2014 and significantly increased our total assets and production volumes. To finance the acquisition, we issued $1.5 billion in equity along with US$800 million of senior unsecured notes and we also renegotiated our bank credit facilities. With the addition of the Eagle Ford assets we took the opportunity to rationalize our asset portfolio which resulted in the disposition of our North Dakota assets and certain non-core Canadian assets. The Bakken assets were sold on September 24, 2014 for proceeds of $341.6 million before tax. In addition, $45.7 million of before tax proceeds were received from the sale of approximately 1,250 boe/d production of our non-core Canadian properties in the fourth quarter of 2014.

Our production of 78,321 boe/d for the year ended December 31, 2014 was significantly higher than any prior year due to the inclusion of slightly more than half a year of operations from the Eagle Ford assets. We continued to see growth from our legacy Canadian assets where production increased 4% from the prior year. Our Eagle Ford assets exceeded our initial expectations as production grew from 27,783 boe/d at the time of acquisition to 38,051 boe/d in the last quarter of the year.

During the year, the price of West Texas Intermediate ("WTI") oil decreased, falling from a high of US$107.26/bbl in June 2014, to a low of US$53.27/bbl at the end of the year. The drop in WTI prices partially offset the positive impact the production increase had on revenue. In December 2014, in response to the drop in WTI prices and in order to maintain financial flexibility, we reduced the monthly dividend to $0.10 per share.

We have also recorded a goodwill impairment charge of $449.6 million as at December 31, 2014. The impairment consists of $411.8 million related to the Eagle Ford assets and $37.8 million related to certain conventional oil and gas assets in Canada and is directly attributed to the recent drop in commodity prices.

Primarily as a result of the impairment, we incurred a net loss of $132.8 million in 2014, as compared to net income of $164.8 million in 2013. Funds from operations for 2014 were $879.8 million, a 46% increase from 2013.

BUSINESS COMBINATION

On June 11, 2014, we acquired all of the ordinary shares of Aurora for a total purchase price of approximately $2.8 billion, including the assumption of $955 million of indebtedness and $54.6 million of cash. Aurora's primary asset consisted of 22,200 net contiguous acres in the Sugarkane area located in South Texas in the core of the liquids-rich Eagle Ford shale. The Sugarkane area has been largely delineated with infrastructure in place which is expected to facilitate future annual production growth. The acquisition added an estimated 166.6 million boe of proved and probable reserves. In addition, these assets have future reserves upside potential from well downspacing, improving completion techniques and new development targets in additional zones.

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To finance the acquisition of Aurora, we issued 38,433,000 common shares, raising gross proceeds of approximately $1.5 billion. We also negotiated an agreement with a syndicate of banks for the provision of new unsecured revolving credit facilities of approximately $1.2 billion ($1.0 billion Canadian facility and a US$200 million facility) and a $200 million unsecured non-revolving term loan (in aggregate to replace the $850 million revolving credit facilities of Baytex Energy Ltd.) and issued US$800 million of senior unsecured notes, comprised of US$400 million of 5.125% notes due June 1, 2021 and US$400 million of 5.625% notes due June 1, 2024. Approximately US$746 million of the proceeds from the issuance of the senior unsecured notes were used to acquire and cancel approximately 98% of the senior debt assumed from Aurora. The $200 million unsecured non-revolving term loan was subsequently repaid with proceeds from the sale of our North Dakota assets.

The Results of Operations include the Eagle Ford assets from June 11, 2014. Production from the Eagle Ford assets since acquisition averaged 35,166 boe/d. Revenue for the period from June 11, 2014 to December 31, 2014 was $496.4 million, or $69.14/boe, which generated an operating netback for the Eagle Ford assets of $39.30/boe. At December 31, 2014, our estimated proved and probable reserves were 188.0 million boe, an increase of 21.4 million boe or approximately 13% from the time of acquisition.

RESULTS OF OPERATIONS

The Canadian division includes the heavy oil assets in Peace River and Lloydminster and the conventional oil and natural gas assets in Western Canada. The U.S. division includes the Bakken assets in North Dakota up to the date of disposition on September 24, 2014, and the Eagle Ford assets in Texas subsequent to the date of acquisition on June 11, 2014.

Production

	Years Ended December 31

	2014			2013

Daily Production	Canada	U.S.	Total	Canada	U.S.	Total

Liquids (bbl/d)
Heavy oil(1)	44,948	–	44,948	42,064	–	42,064
Light oil and condensate	2,621	15,060	17,681	3,179	3,130	6,309
NGL	1,441	3,378	4,819	1,774	51	1,825

Total liquids (bbl/d)	49,010	18,438	67,448	47,017	3,181	50,198
Natural gas (mcf/d)	43,037	22,197	65,234	41,665	324	41,989

Total production (boe/d)	56,183	22,138	78,321	53,961	3,235	57,196

Production Mix
Heavy oil	79%	–%	57%	78%	–%	74%
Light oil and condensate	5%	68%	23%	6%	97%	11%
NGL	3%	15%	6%	3%	1%	3%
Natural gas	13%	17%	14%	13%	2%	12%

(1)
Heavy oil sales volumes may differ from reported production volumes due to changes in our heavy oil inventory. For the year ended December 31, 2014, heavy oil sales volumes were 74 bbl/d higher than production volumes (year ended December 31, 2013 – heavy oil sales volumes were the same as production volumes).

Annual average production for the year ended December 31, 2014 was 78,321 boe/d, representing an increase of 37%, or 21,125 boe/d, compared to 2013, primarily due to production from the Eagle Ford acquisition. Canadian production of 56,183 boe/d increased 4% or 2,222 boe/d primarily due to successful heavy oil development in Peace River. Subsequent to the acquisition in June, the Eagle Ford properties have exceeded our expectations and contributed 12,805 bbl/d of light oil and condensate, 3,264 bbl/d of natural gas liquids ("NGL") and 21,511 mcf/d of natural gas for a total of 19,654 boe/d, on an annualized basis for the year ended December 31, 2014.

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Commodity Prices

The prices received for our crude oil and natural gas production directly impact our earnings, funds from operations and our financial position.

Crude Oil

For the year ended December 31, 2014, the WTI oil prompt averaged US$92.97/bbl, a 5% decrease from the average WTI price of US$97.97/bbl in 2013. During 2014, WTI prices settled as high as US$107.26/bbl and as low as US$53.27/bbl. The volatile price range seen in 2014 reflected strong prices through the first half of the year, falling steadily through the second half as OPEC relinquished its traditional swing producer role in favor of a market share strategy, setting a target production level for the group of 30 million bbl/d.

The discount for Canadian heavy oil, as measured by the Western Canadian Select ("WCS") price differential to WTI, averaged 21% for the year ended December 31, 2014, as compared to 26% in 2013. The WCS differential decreased, and was less volatile in the current year as compared to the previous year due to increased refining capacity in the U.S. midwest, more rail transportation options and expanded pipeline capacity out of Western Canada.

Natural Gas

For the year ended December 31, 2014, the AECO natural gas prices averaged $4.42/mcf, a 41% increase compared to $3.13/mcf in 2013. For the year ended December 31, 2014, the NYMEX natural gas prices averaged US$4.41/mmbtu, an 18% increase compared to US$3.74/mmbtu in 2013. The increase in natural gas prices was supported by storage restocking after a prolonged and colder than normal 2013-2014 winter.

The following table compares selected benchmark prices and our average realized selling prices for the current and prior year.

	Years Ended December 31

	2014	2013	Change

Benchmark Averages
WTI oil (US$/bbl)(1)	$92.97	$97.97	(5%	)
WCS heavy oil (US$/bbl)(2)	$73.58	$72.78	1%
Heavy oil differential(3)	21%	26%
LLS oil (US$/bbl)(4)	$96.76	$107.41	(10%	)
CAD/USD average exchange rate	1.1050	1.0299	7%
Edmonton par oil ($/bbl)	$95.28	$93.24	2%
AECO natural gas price ($/mcf)(5)	$4.42	$3.13	41%
NYMEX natural gas price (US$/mmbtu)(6)	$4.41	$3.74	18%

	Years Ended December 31

	2014			2013

	Canada	U.S.	Total	Canada	U.S.	Total

Average Sales Prices(7)
Canadian heavy oil ($/bbl)(7)	$69.64	$–	$69.64	$65.24	$–	$65.24
Light oil and condensate ($/bbl)	89.88	91.63	91.37	88.44	92.20	90.31
NGL ($/bbl)	45.49	30.93	35.28	42.50	46.98	42.63
Natural gas ($/mcf)	4.49	4.62	4.53	3.32	4.12	3.32

Weighted average ($/boe)(8)	$64.52	$71.69	$66.54	$60.03	$90.36	$61.74

(1)
WTI refers to the arithmetic average based on NYMEX prompt month WTI.
(2)
WCS refers to the average posting price for the benchmark WCS heavy oil.
(3)
Heavy oil differential refers to the WCS discount to WTI on a monthly weighted average basis.
(4)
Louisiana Light Sweet ("LLS") refers to the monthly arithmetic average for Argus LLS front month.
(5)
AECO refers to the AECO arithmetic average month-ahead index price published by the Canadian Gas Price Reporter ("CGPR").
(6)
NYMEX refers to the NYMEX last day average index price as published by the CGPR.

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(7)
Baytex's risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The pricing information in the table excludes the impact of financial derivatives.
(8)
Realized heavy oil prices are calculated based on sales volumes, net of blending costs.

Average Realized Sales Prices

Our realized heavy oil price for the year ended December 31, 2014 was $69.64/bbl, or 86% of WCS, compared to $65.24/bbl, or 87% of WCS in 2013. The increase in realized heavy oil price was due to stronger heavy oil differentials and the weakening of the Canadian dollar against the U.S. dollar, partially offset by a slight decrease in the volume of heavy oil transported by rail in the fourth quarter of 2014, as compared to 2013.

During the year ended December 31, 2014, our Canadian average sales price for light oil and condensate was $89.88/bbl, up 2% from $88.44/bbl in 2013 due to the weakening of the Canadian dollar against the U.S. dollar, partially offset by weaker WTI pricing. U.S. light oil and condensate pricing for the year ended December 31, 2014 was $91.63/bbl, down 1% from $92.20/bbl in 2013 due to a decline in crude oil prices mostly offset by higher pricing received for Eagle Ford production as compared to North Dakota production.

Our realized natural gas price for the year ended December 31, 2014 was $4.53/mcf, up from $3.32/mcf in 2013. This is largely in line with the increase in the AECO benchmark and the U.S. natural gas benchmarks over the same period. Our realized price for U.S. natural gas also benefited from the weakened Canadian dollar when reported in Canadian dollars.

Gross Revenues

	Years Ended December 31

	2014			2013

($ thousands)	Canada	U.S.	Total	Canada	U.S.	Total

Oil revenue
Heavy oil	$1,144,360	$–	$1,144,360	$1,001,707	$–	$1,001,707
Light oil and Condensate	85,986	503,701	589,687	102,596	105,331	207,927
NGL	23,924	38,136	62,060	27,525	876	28,401

Total oil revenue	1,254,270	541,837	1,796,107	1,131,828	106,207	1,238,035
Natural gas revenue	70,514	37,418	107,932	50,467	487	50,954

Total oil and natural gas revenue	1,324,784	579,255	1,904,039	1,182,295	106,694	1,288,989
Other income	6,441	422	6,863	–	–	–
Heavy oil blending revenue	58,120	–	58,120	78,470	–	78,470

Total petroleum and natural gas revenues	$1,389,345	$579,677	$1,969,022	$1,260,765	$106,694	$1,367,459

Total petroleum and natural gas revenues for the year ended December 31, 2014 of $1,969.0 million increased $601.6 million from 2013 largely due to revenue from the Eagle Ford assets. In Canada, petroleum and natural gas revenues for the year ended December 31, 2014 totaled $1,389.3 million, an increase of $128.6 million compared to the same period in 2013 due to both higher heavy oil production volumes and higher realized prices on all products except U.S. NGL. Petroleum and natural gas revenues in the U.S. increased from prior year primarily due to the Eagle Ford acquisition which contributed $496.4 million since the date of acquisition to December 31, 2014.

Heavy oil blending revenue was down for the year ended December 31, 2014 compared to 2013 due to an increase in volumes of heavy oil being transported by rail. Unlike transportation through oil pipelines, transportation of heavy oil by rail does not require blending diluent. Volumes associated with blending diluent were 1,525 bbl/d for the year ended December 31, 2014 compared to 2,056 bbl/d in 2013.

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Royalties

Royalties are paid to various government entities and to land and mineral rights owners. Royalties are calculated based on gross revenues or on netbacks less capital investment and are generally expressed as a percentage of gross revenue. The actual royalty rates can vary for a number of reasons including the commodity produced, royalty contract, commodity price level, royalty incentives and the area or jurisdiction. The following table summarizes our royalties and royalty rates for the years ended December 31, 2014 and 2013.

	Years Ended December 31

	2014			2013

($ thousands except for % and per boe)	Canada	U.S.	Total	Canada	U.S.	Total

Royalties	$265,066	$174,059	$439,125	$211,499	$40,550	$252,049
Average royalty rate(1)	20.0%	30.0%	23.1%	17.9%	38.0%	19.6%
Royalty rate per boe	$12.91	$21.54	$15.35	$10.74	$34.34	$12.07

(1)
Average royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivatives.

Total royalties for the year ended December 31, 2014 of $439.1 million increased $187.1 million from 2013. Overall, royalties have increased to 23.1% of revenue for the year ended December 31, 2014, compared to 19.6% of revenue in 2013 primarily due to Eagle Ford properties being subject to higher royalty rates. The royalty rate of 20.0% in Canada for the year ended December 31, 2014 increased from 17.9% in 2013 largely due to higher royalty rates on certain lands in Peace River. The U.S. royalty rate for the year ended December 31, 2013 of 38.0% included carry obligations associated with our North Dakota properties.

Production and Operating Expenses

	Years Ended December 31

	2014			2013

($ thousands except for per boe)	Canada	U.S.(1)	Total	Canada	U.S.	Total

Production and operating expenses	$272,515	$81,334	$353,849	$254,037	$21,482	$275,519
Production and operating expenses per boe	$13.27	$10.07	$12.37	$12.89	$18.26	$13.20

(1)
Production and operating expenses related to the Eagle Ford assets include transportation expenses.

Production and operating expenses for the year ended December 31, 2014 of $353.8 million increased $78.3 million compared to 2013, with Eagle Ford properties contributing $67.5 million of the increase. Production and operating expenses in Canada of $272.5 million increased 7%, or $18.5 million during the year ended December 31, 2014 from $254.0 million in 2013 due to higher production volumes and higher per-unit costs. Canadian production and operating expenses per boe increased to $13.27/boe for the year ended December 31, 2014 from $12.89/boe in 2013 primarily due to higher fuel and electricity costs in the current year. U.S. production and operating expenses per boe declined from $18.26/boe to $10.07/boe, reflective of the shift in production to the lower cost Eagle Ford assets compared to our historic North Dakota properties.

Transportation and Blending Expenses

Transportation expenses include the costs to move production from the field to the sales point. The largest component of transportation expense relates to the movement of heavy oil to pipeline and rail delivery terminals. The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications and to facilitate its marketing. The cost of blending diluent is recovered in the sale price of the blended product. Heavy oil transported by rail does not require blending diluent.

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The following table compares our blending and transportation expenses for the years ended December 31, 2014 and 2013.

	Years Ended December 31

	2014			2013

($ thousands except for per boe)	Canada	U.S.(2)	Total	Canada	U.S.	Total

Blending expenses	$58,120	$–	$58,120	$78,470	$–	$78,470
Transportation expenses	83,766	–	83,766	80,371	–	80,371

Total transportation and blending expenses	$141,886	$–	$141,886	$158,841	$–	$158,841

Transportation expense per boe(1)	$4.08	$–	$2.93	$4.08	$–	$3.85

(1)
Transportation expenses per boe exclude the purchase of blending diluent.
(2)
Transportation expenses related to the Eagle Ford assets have been included in production and operating expenses.

Blending expenses for the year ended December 31, 2014 decreased compared to 2013 due to increased volumes of heavy oil being shipped by rail.

Transportation expenses for the year ended December 31, 2014 totaled $83.8 million, an increase of 4%, or $3.4 million, compared to 2013. The increase is due to a $3.4 million increase in Canadian transportation expense associated with increased heavy oil volumes.

Financial Derivatives

As part of our normal operations, we are exposed to movements in commodity prices, foreign exchange rates and interest rates. In an effort to manage these exposures, we utilize a series of financial derivative contracts which are intended to reduce some of the volatility in our operating cash flow. Financial derivatives are managed at the corporate level and are not allocated between divisions. The following table summarizes the results of our financial derivative contracts for the years ended December 31, 2014 and 2013.

	Years Ended December 31

($ thousands)	2014	2013	Change

Realized financial derivatives gain (loss)(1)
Crude oil	$46,844	$4,877	$41,967
Natural gas	(974)	1,646	(2,620)
Foreign currency	(10,416)	(491)	(9,925)
Interest	(8,130)	(7,259)	(871)

Total	$27,324	$(1,227)	$28,551

Unrealized financial derivatives gain (loss)(2)
Crude oil	$186,115	$(7,671)	$193,786
Natural gas	5,802	(1,658)	7,460
Foreign currency	(8,737)	(9,518)	781
Interest and financing(3)	2,020	6,942	(4,922)

Total	$185,200	$(11,905)	$197,105

Total financial derivatives gain (loss)
Crude oil	$232,959	$(2,794)	$235,753
Natural gas	4,828	(12)	4,840
Foreign currency	(19,153)	(10,009)	(9,144)
Interest and financing(3)	(6,110)	(317)	(5,793)

Total	$212,524	$(13,132)	$225,656

(1)
Realized financial derivative gain (loss) represents actual cash settlement or receipts for the financial derivatives.
(2)
Unrealized financial derivative gain (loss) represents the change in fair value of the financial derivatives during the period.
(3)
Unrealized interest and financing derivative gain (loss) includes the change in fair value of the call options embedded in our senior unsecured notes.

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Contracts settled in the period result in realized gains or losses based on the market price compared to the contract price on the date the contract matures. As the forward markets for commodities and currencies fluctuate and as new contracts are executed, changes in the fair value are reported as unrealized gains or losses in the period. Contracts in place at the beginning of the period which settle during the period will give rise to the reversal of the unrealized gain or loss recorded at the beginning of the period.

The realized gain of $27.3 million for the year ended December 31, 2014 on derivative contracts relates mainly to a significant drop in crude oil prices to levels below those set in our fixed price contracts, partially offset by the settlement of our out-of-money interest rate swaps as well as the weakening Canadian dollar against the U.S. dollar over the period. The unrealized mark-to-market gain of $185.2 million for the year ended December 31, 2014 is mainly due to significantly lower forward commodity prices at December 31, 2014 compared to prices set in our fixed price contracts and the settlement of previously recorded unrealized losses on interest rate contracts. This was somewhat offset by the weakening Canadian dollar against the U.S. dollar at December 31, 2014 compared to December 31, 2013.

A summary of the financial derivative contracts in place as at December 31, 2014 and the accounting treatment thereof are disclosed in note 22 to the consolidated financial statements.

Operating Netback

	Years Ended December 31

	2014			2013

($ per boe except for volume)	Canada	U.S.	Total	Canada	U.S.	Total

Sales volume (boe/d)	56,257	22,138	78,395	53,961	3,235	57,196
Operating netback(1):
Sales price	$64.52	$71.69	$66.54	$60.03	$90.36	$61.74
Less:
Royalties	12.91	21.54	15.35	10.74	34.34	12.07
Production and operating expenses	13.27	10.07	12.37	12.89	18.26	13.20
Transportation expenses	4.08	–	2.93	3.85	–	3.85

Operating netback before financial derivatives	$34.26	$40.08	$35.89	$32.55	$37.76	$32.62

Financial derivatives gain(2)	–	–	1.24	–	–	0.29

Operating netback after financial derivatives	$34.26	$40.08	$37.13	$32.55	$37.76	$32.91

(1)
Operating netback table includes revenues and costs associated with sulphur production.
(2)
Financial derivatives reflect realized gains on commodity-related contracts only.

Exploration and Evaluation Expense

Exploration and evaluation expense includes the write-off of undeveloped lands and assets and will vary period to period depending on the expiry of leases and our assessment of undeveloped land.

Exploration and evaluation expense increased to $17.7 million for the year ended December 31, 2014 from $10.3 million in 2013 due to an increase in the expiration of undeveloped land leases and the write-off of evaluation and exploration assets that will not be developed. Approximately $6.0 million of the expense related to leases in North Dakota which expired prior to the disposition.

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Depletion and Depreciation

	Years Ended December 31

	2014			2013

($ thousands except for per boe)	Canada	U.S.	Total	Canada	U.S.	Total

Depletion and depreciation(1)	$328,902	$204,461	$536,569	$305,336	$20,968	$328,953
Depletion and depreciation per boe	$16.02	$25.30	$18.75	$15.63	$17.88	$15.76

(1)
Total includes corporate depreciation.

Depletion and depreciation expense totaled $536.6 million for the year ended December 31, 2014, as compared to $329.0 million in 2013. The depletion rate per boe for the year ended December 31, 2014 increased to $18.75/boe from $15.76/boe in 2013, mainly due to the higher cost Eagle Ford assets being included in the depletable pool.

Impairment

Impairment expense totaled $449.6 million for the year ended December 31, 2014, as compared to no impairment in 2013. As a result of the significant decline in commodity prices at the end of 2014 and the expectation that the prices may stay low for a couple of years, the estimated future cash flows of certain assets dropped below the carrying value of those assets.

We impaired $411.8 million of goodwill associated with the acquisition of the Eagle Ford assets. At the time of the acquisition, the fair value of the assets acquired was recorded based on prevailing commodity prices. We also impaired the goodwill associated with certain conventional oil and gas assets in Canada. No impairment was recorded on our heavy oil assets.

The recoverable amount of each cash-generating unit was determined using the discounted cash flows for proved, probable and, in the case of the U.S. assets, possible reserves as well as the fair value of undeveloped land acreage. In computing the future cash flows of the assets, we made certain assumptions, most significantly about future commodity prices and the discount rate. We assumed a WTI price of approximately US$57/bbl in 2015, US$80/bbl in 2016 and US$90/bbl in 2017. It is possible that commodity prices in those years may be lower than the current estimate which could result in further impairments. A 10% before tax discount rate has been applied to total proved, probable and possible reserves after applying a 50% risk factor to possible reserves to reflect the lower probability of recovery.

General and Administrative Expenses

	Years Ended December 31

($ thousands except for per boe)	2014	2013	Change

General and administrative expenses	$59,957	$45,461	32%
General and administrative expenses per boe	$2.10	$2.18	(4%	)

General and administrative expenses for the year ended December 31, 2014 increased compared to 2013 due to higher salaries, increased head count and the addition of the Houston office to support our Eagle Ford operations. On a per boe basis, general and administrative expenses have decreased due to both increased volumes and the low incremental overhead associated with the acquired assets in the Eagle Ford.

Acquisition-related Costs

During the year ended December 31, 2014, we incurred acquisition-related costs for the Aurora acquisition of $38.6 million. These costs included legal, regulatory and advisory fees along with foreign currency hedge premiums.

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Gain on Divestiture of Oil and Gas Properties

For the year ended December 31, 2014, the gain on divestiture of oil and gas properties totaled $50.2 million before tax representing three separate transactions. In the fourth quarter of 2014 we disposed of non-core assets in Western Canada for net cash proceeds $45.7 million resulting in a $3.7 million gain before income tax. In the third quarter of 2014, we disposed of our interests located in North Dakota for net proceeds of $341.6 million resulting in a $28.6 million gain before income tax. In the second quarter of 2014, we completed a swap of assets, exiting mature properties in Saskatchewan and acquiring additional properties in the Peace River area, resulting in a gain on divestiture of oil and gas properties of $17.9 million.

Share-based Compensation Expense

Compensation expense associated with the Share Award Incentive Plan is recognized in income over the vesting period of the share awards with a corresponding increase in contributed surplus. The issuance of common shares upon the conversion of share awards is recorded as an increase in shareholders' capital with a corresponding reduction in contributed surplus.

Compensation expense related to the Share Award Incentive Plan decreased to $27.5 million for the year ended December 31, 2014 from $30.7 million in 2013. This decrease is primarily due to an increase in actual forfeitures resulting from the closure of our Denver office combined with a higher estimated future forfeiture rate on share awards during 2014 compared to 2013.

As at December 31, 2013, all outstanding share rights granted under the share rights plan were fully expensed and exercisable and therefore no compensation expense was recorded related to the share rights for the year ended December 31, 2014 compared to $1.6 million of expense in 2013.

Financing Costs

Financing costs include interest on bank loans and long-term debt, non-cash charges related to accretion of asset retirement obligations, the amortization of financing expenses and debt financing costs.

	Years Ended December 31

($ thousands except for %)	2014	2013	Change

Bank loan and other	$22,364	$12,379	81%
Long-term debt	60,418	30,945	95%
Accretion on asset retirement obligations	7,251	7,011	3%

Financing costs	$90,033	$50,335	79%

The increase in financing costs for the year ended December 31, 2014 is primarily due to higher outstanding debt levels compared to 2013. Debt levels increased primarily as a result of the acquisition of the Eagle Ford assets.

Foreign Exchange

Unrealized foreign exchange gains and losses are due to the translation of the U.S. dollar denominated long-term debt and bank loans caused by the movement of the Canadian dollar against the U.S. dollar during the period. Realized foreign exchange gains and losses are due to our day-to-day U.S. dollar denominated transactions.

	Years Ended December 31

($ thousands except for exchange rates)	2014	2013	Change

Unrealized foreign exchange loss	$75,011	$9,828	663%
Realized foreign exchange loss (gain)	370	(5,922)	(106%	)

Foreign exchange loss	$75,381	$3,906	1,830%

CAD/USD exchange rates:
At beginning of period	1.0636	0.9949
At end of period	1.1601	1.0636

10    Baytex Energy Corp.    2014 Annual Report

The foreign exchange losses of $75.4 million for the year ended December 31, 2014 are primarily due to the drop in the value of the Canadian dollar against the U.S. dollar.

Income Taxes

For the year ended December 31, 2014, total income tax expense was $134.4 million, an increase of $81.6 million over 2013, and was comprised of $53.9 million of current income tax expense and $80.5 million of deferred income tax expense. For the year ended December 31, 2013, total income tax of $52.8 million comprised of $6.8 million of current income tax recovery and $59.6 million of deferred income tax expense.

The gain on disposition of the North Dakota assets resulted in current income tax expense of $52.2 million and a deferred income tax recovery of $52.4 million.

The increase in the total income tax expense for the year ended December 31, 2014 primarily related to the increase in unrealized financial derivative gains and an increase in tax pool claims used to shelter higher netbacks, partially offset by the increase in unrealized foreign exchange losses.

Tax Pools

We have accumulated the Canadian and US tax pools, as noted in the table below, which will be available to reduce future taxable income. Our cash income tax liability is dependent upon many factors, including the prices at which we sell our production, available income tax deductions and the legislative environment in place during the taxation year. Based upon the current forward commodity price outlook, projected production and cost levels, and currently enacted tax laws in Canada and the United States, Baytex expects to pay cash income taxes in 2015 at an effective tax rate of approximately 5% of funds from operations.

In 2014, the Canada Revenue Agency advised Baytex that it is proposing to reassess certain subsidiaries of Baytex to deny non-capital loss deductions relevant to the calculation of income taxes for the years 2011 through 2013. If the non-capital loss deductions that have been claimed to-date are disallowed, it would result in an estimated liability of approximately $57 million and a reduction of approximately $262 million of non-capital losses for subsequent taxation years. The Company believes that it should be entitled to deduct the non-capital losses and that its tax filings to-date are correct. We expect to defend the position as filed.

The income tax pools detailed below are deductible at various rates as prescribed by law:

($ thousands)	December 31, 2014	December 31, 2013

Canadian Tax Pools

Canadian oil and natural gas property expenditures	$237,734	$281,892
Canadian development expenditures	490,721	496,847
Canadian exploration expenditures	611	487
Undepreciated capital costs	428,830	380,704
Non-capital losses	132,522	160,203
Financing costs and other	76,780	10,874

Total Canadian tax pools	$1,367,198	$1,331,007

U.S. Tax Pools

Taxable depletion	$354,149	$45,334
Intangible drilling costs	311,586	8,869
Tangibles	209,655	18,843
Non-capital losses	553,172	64,936
Other	79,212	7,182

Total U.S. tax pools	$1,507,774	$145,164

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Net Income (Loss)

Net loss for the year ended December 31, 2014 totaled $132.8 million compared to net income of $164.8 million in 2013. The decrease was due to a $449.6 million impairment charge, higher unrealized foreign exchange losses, acquisition costs related to the acquisition of Aurora and higher depletion expense, financing costs and income taxes, partially offset by higher operating netbacks, higher financial derivative gains and gains on divestitures of oil and gas properties.

Other Comprehensive Income

Other comprehensive income is comprised of the foreign currency translation adjustment on U.S. operations not recognized in profit or loss. The $213.5 million foreign currency translation gain for the year ended December 31, 2014 is due to the weakening of the Canadian dollar against the U.S. dollar at December 31, 2014 compared to the exchange rate on June 11, 2014 (being the closing date of the acquisition of Aurora), and December 31, 2013. Other comprehensive income is higher in 2014 than in 2013 as the carrying value of U.S. operations is significantly higher in the current year as a result of the Aurora acquisition.

Capital Expenditures

Capital expenditures for the year ended December 31, 2014 and 2013 are summarized as follows:

	Years Ended December 31

	2014			2013

($ thousands)	Canada	U.S.	Total	Canada	U.S.	Total

Exploration and development	$394,228	$371,842	$766,070	$471,003	$79,897	$550,900
Acquisitions, net of divestitures	(33,863)	2,579,019	2,545,156	(42,150)	3,068	(39,082)
Other plant and equipment, net(1)	–	–	8,283	–	–	4,059

Total capital expenditures(1)	$360,365	$2,950,861	$3,319,509	$428,853	$82,965	$515,877

(1)
Total includes corporate capital expenditures.

During the year ended December 31, 2014, exploration and development expenditures of $766.1 million increased $215.2 million from the same period in 2013. The increase is comprised of $315.7 million related to our Eagle Ford assets which was partially offset by decreases of $76.8 million in Canada and $23.7 million in North Dakota. In 2014, we drilled 215.5 net wells (175.1 in Canada, 33.2 in the Eagle Ford and 7.2 in North Dakota) compared to 226.8 net wells (203.5 in Canada and 23.3 in North Dakota) in 2013. In 2014, capital investment activity progressed as planned in our key development areas. For the year ended December 31, 2014, our Canadian exploration and development expenditures were moderately lower compared to 2013 due to our current focus on the Eagle Ford assets.

Through the purchase of Aurora we acquired $2,520.6 million of oil and natural gas properties, $391.1 million of exploration and evaluation assets and $1.2 million of other plant and equipment.

On September 24, 2014, we disposed of our interests located in North Dakota for cash proceeds of $341.6 million. The assets consisted of oil and gas properties, exploration and evaluation assets and other plant and equipment with carrying values of $294.0 million, $32.5 million and $2.0 million, respectively. We also disposed of certain non-core assets in Canada late in the fourth quarter for cash proceeds of $45.7 million. The assets consisted of oil and gas properties and exploration and evaluation assets with carrying values of $34.8 million and $7.2 million, respectively.

FUNDS FROM OPERATIONS, PAYOUT RATIO AND BANK EBITDA

Funds from operations, payout ratio and bank EBITDA are non-GAAP measures. Funds from operations represents cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. Payout ratio is calculated as cash dividends (net of DRIP) divided by funds from operations.

12    Baytex Energy Corp.    2014 Annual Report

Bank EBITDA is calculated according to the terms of the credit facility agreement. Baytex considers these to be key measures of performance as they demonstrate our ability to generate the cash flow necessary to fund dividends and capital investments.

The following table reconciles cash flow from our operating activities (a GAAP measure) to funds from operations (a non-GAAP measure).

	Years Ended December 31

($ thousands except for %)	2014	2013

Cash flow from operating activities	$974,569	$638,476
Change in non-cash working capital	(28,222)	(3,447)
Asset retirement expenditures	14,528	12,076
Financing costs	(90,033)	(50,335)
Accretion on asset retirement obligations	7,251	7,011
Accretion on long-term debt	1,697	657

Funds from operations	$879,790	$604,438

Dividends declared	$395,600	$327,029
Reinvested dividends	(94,482)	(89,366)

Cash dividends declared (net of DRIP)	$301,118	$237,663

Payout ratio	45%	54%
Payout ratio (net of DRIP)	34%	39%

Baytex does not deduct capital expenditures when calculating the payout ratio. Should the costs to explore for, develop or acquire petroleum and natural gas assets increase significantly, it is possible that we would be required to reduce or eliminate dividends on our common shares in order to fund capital expenditures. There can be no certainty that we will be able to maintain current production levels in future periods. Cash dividends declared, net of DRIP participation, of $301.1 million for the year ended December 31, 2014 were funded by funds from operations of $879.8 million.

The following table reconciles net income (a GAAP measure) to Bank EBITDA (a non-GAAP measure).

	Years Ended December 31

($ thousands)	2014	2013

Net income (loss)	$(132,807)	$164,845
Plus:
Financing costs	90,033	50,335
Current tax expense (recovery)	53,875	(6,821)
Depletion and depreciation	536,569	328,953
EBITDA attributable to acquired assets	254,087	–
Non-cash items(1)	414,898	102,972

Bank EBITDA	$1,216,655	$640,284

(1)
Non-cash items include share-based compensation, unrealized foreign exchange loss, exploration and evaluation expense, unrealized loss (gain) on financial derivatives, gain on divestiture of oil and gas properties, impairment and deferred income tax expense.

LIQUIDITY, CAPITAL RESOURCES AND RISK MANAGEMENT

We regularly review our liquidity sources as well as our exposure to counterparties and believe that our capital resources will be sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by funds from our hedging program and our existing undrawn credit facilities, will provide sufficient liquidity to sustain our operations, dividends and planned capital expenditures. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of dividend is also discretionary, and we have the ability to

Baytex Energy Corp.    2014 Annual Report    13

modify dividend levels should funds from operations be negatively impacted by factors such as reductions in commodity prices or production volumes. Further, we believe that our counterparties currently have the financial capacity to honor outstanding obligations to us in the normal course of business. We periodically review the financial capacity of our counterparties and, in certain circumstances, we will seek enhanced credit protection.

The current market environment, highlighted by unusually low commodity prices, has negative implications to our internally generated funds from operations. We have taken steps to protect our liquidity. These include a reduction of the monthly dividend from $0.24 per share to $0.10 per share and reducing our 2015 capital program by 40% from our initial expectations. We have also received relaxation of certain financial covenants applicable to our credit facilities (discussed below). If the current commodity price environment continues, or if prices decline further, we may need to make additional changes to the dividend or our capital program. A sustained low price environment could lead to a default of certain financial covenants which in turn, could impact our ability to borrow under existing facilities or obtain new financing. It could also restrict our ability to pay dividends or sell assets and may result in the debt of the Company becoming immediately due and payable. Should the funds generated from operations be insufficient to fund the minimum capital expenditures required to maintain operations, the Company may draw the maximum funds available under our current credit facilities. As a result, we may consider seeking additional capital in the form of debt or equity, however, there is no certainty that any of these sources of capital would be available when required.

In the oil and gas industry, it is not unusual to have a working capital deficiency as accounts receivable arising from sales of production are usually settled within one or two months but accounts payable related to capital and operating expenditures are usually settled over a longer time span (often two to four months) due to vendor billing cycles and internal approval processes.

The following table summarizes our total monetary debt at December 31, 2014 and 2013.

($ thousands)	December 31, 2014	December 31, 2013

Bank loan(1)	$666,886	$223,371
Long-term debt(1)	1,418,685	459,540
Working capital deficiency(2)	210,409	79,151

Total monetary debt	$2,295,980	$762,062

(1)
Principal amount of instruments.
(2)
Working capital is current assets less current liabilities (excluding non-cash items such as unrealized gains or losses on financial derivatives and assets and liabilities held for sale).

At December 31, 2014, total monetary debt was $2,296.0 million, as compared to $762.1 million at December 31, 2013. The increase in total monetary debt at December 31, 2014, as compared to December 31, 2013, was primarily due to the acquisition of Aurora, combined with exploration and development expenditures and cash dividends exceeding cash flow from operating activities during the year.

Bank Loan

Effective June 4, 2014, Baytex established revolving extendible unsecured credit facilities with its bank lending syndicate comprised of a $50 million operating loan and a $950 million syndicated loan for Baytex and a US$200 million syndicated loan for our wholly-owned subsidiary, Baytex Energy USA, Inc., all of which have a four-year term (collectively, the "Revolving Facilities").

An additional $200 million non-revolving single draw down facility was available solely to finance the acquisition of Aurora. In accordance with the terms of the credit facility agreement, it was repaid in full on September 29, 2014 using a portion of the proceeds from the sale of the North Dakota assets.

During the year ended December 31, 2014, debt issuance costs of $4.1 million relating to the restructuring of the Revolving Facilities were netted against the carrying value of the bank loan and will be amortized as financing costs over the four-year term of the facility. For the year ended December 31, 2014, amortization on debt issuance costs of $0.5 million have been expensed.

14    Baytex Energy Corp.    2014 Annual Report

The Revolving Facilities contain standard commercial covenants for facilities of this nature and do not require any mandatory principal payments prior to maturity, which is currently June 4, 2018. Baytex may request an extension under the Revolving Facilities which could extend the revolving period for up to four years (subject to a maximum four-year term at any time). At December 31, 2014, $666.9 million was drawn on the Revolving Facilities leaving approximately $565.1 million in undrawn credit capacity. Copies of the agreements relating to the Revolving Facilities are accessible on the SEDAR website at www.sedar.com (filed under the category "Material Document" on June 11, 2014, September 9, 2014 and February 24, 2015).

The weighted average interest rate on the bank loan for the year ended December 31, 2014 was 3.25% (year ended December 31, 2013 – 4.61%).

Long-term Debt

On June 6, 2014, we issued US$800 million of senior unsecured notes, comprised of US$400 million of 5.125% notes due June 1, 2021 (the "2021 Notes") and US$400 million of 5.625% notes due June 1, 2024 (the "2024 Notes"). The 2021 Notes and the 2024 Notes pay interest semi-annually and are redeemable at the Company's option, in whole or in part, commencing on June 1, 2017 (in the case of the 2021 Notes) and June 1, 2019 (in the case of the 2024 Notes) at specified redemption prices.

Pursuant to the acquisition of Aurora, we assumed US$365 million of 9.875% senior unsecured notes due February 15, 2017 (the "2017 Notes") and US$300 million of 7.500% senior unsecured notes due April 1, 2020 (the "2020 Notes"). On June 11, 2014, we purchased and cancelled US$357.1 million (97.8% of total outstanding) of the 2017 Notes and US$293.6 million (97.9% of total outstanding) of the 2020 Notes. The remaining notes are redeemable at the Company's option, in whole or in part, commencing on February 15, 2015 (in the case of the 2017 Notes) and April 1, 2016 (in the case of the 2020 Notes) at specified redemption prices. On February 27, 2015, the Company redeemed all outstanding 2017 Notes at a price of US$8.3 million plus accrued interest.

On July 19, 2012, we issued $300 million principal amount of senior unsecured notes bearing interest at 6.625% payable semi-annually with principal repayable on July 19, 2022. These notes are redeemable at the Company's option in whole or in part, commencing on July 19, 2017 at specified redemption prices.

On February 17, 2011, we issued US$150 million principal amount of senior unsecured notes bearing interest at 6.75% payable semi-annually with principal repayable on February 17, 2021. These notes are redeemable at the Company's option in whole or in part, commencing on February 17, 2016 at specified redemption prices.

Covenants

The following table lists the financial covenants under the Revolving Facilities and the senior unsecured notes, and the compliance therewith as at December 31, 2014.

Covenant Description	Covenant as at February 20, 2015	Covenant as at December 31, 2014	Position as at December 31, 2014

Bank loan	Maximum Ratio	Maximum Ratio
Senior debt to Capitalization(1)(2)	0.65:1.00	0.50:1.00	0.46:1.00
Senior debt to Bank EBITDA(1)(5)(6)	4.75:1.00	3.00:1.00	1.72:1.00
Total debt to Bank EBITDA(3)(5)(6)	4.75:1.00	4.00:1.00	1.72:1.00
Long-term debt	Minimum Ratio	Minimum Ratio
Fixed charge coverage(4)	2:50:1.00	2.50:1.00	13.51:1.00

(1)
"Senior debt" is defined as the sum of our bank loan and principal amount of long-term debt.
(2)
"Capitalization" is defined as the sum of our bank loan, principal amount of long-term debt and shareholders' equity.
(3)
"Total debt" is defined as the sum of our bank loan, the principal amount of long-term debt, and certain other liabilities identified in the credit agreement.
(4)
Fixed charge coverage is computed as the ratio of financing costs to trailing twelve month adjusted income, as defined in the note indentures. Adjusted income for the trailing twelve months ended December 31, 2014 was $1.22 billion, including earnings of Aurora on a pro forma basis.

Baytex Energy Corp.    2014 Annual Report    15

(5)
For purposes of the covenant calculations, Aurora's Bank EBITDA for the trailing twelve months has been included, in accordance with the terms of the credit agreement.
(6)
Bank EBITDA is calculated based on terms and definitions set out in the credit agreement which adjusts net income for financing costs, income tax, certain specific unrealized and non-cash transactions (including depletion, depreciation, amortization, exploration expenses, unrealized gains and losses on financial derivatives and foreign exchange, and stock based compensation), and acquisition and disposition activity (excluding acquisition-related costs incurred) and is calculated based on a trailing twelve month basis.

On February 20, 2015, we reached an agreement with the lending syndicate to amend the financial covenants as follows: a) the maximum Senior Debt to capitalization ratio will be 0.65:1.00 for the period December 31, 2014 up to and including December 31, 2016, and 0.55:1.00 thereafter; b) the maximum Senior Debt to Bank EBITDA ratio will be 4.75:1.00 for the period December 31, 2014 up to and including June 30, 2016, 4.50:1.00 for the period July 1, 2016 up to and including December 31, 2016 and 3.50:1.00 thereafter; and c) the maximum Total Debt to Bank EBITDA will be 4.75:1.00 for the period December 31, 2014 up to and including December 31, 2016, and 4.00:1.00 thereafter. If we exceed or breach any of the covenants under the Revolving Facilities or our senior unsecured notes, we may be required to repay, refinance or renegotiate the loan terms and may be restricted from paying dividends to our shareholders.

Financial Instruments

As part of our normal operations, we are exposed to a number of financial risks, including liquidity risk, credit risk and market risk. Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a loss. Credit risk is managed by entering into sales contracts with creditworthy entities and reviewing our exposure to individual entities on a regular basis. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is partially mitigated through a series of derivative contracts intended to reduce some of the volatility of our funds from operations.

A summary of the risk management contracts in place as at December 31, 2014 and the accounting treatment thereof is disclosed in note 22 to the consolidated financial statements.

Shareholders' Capital

We are authorized to issue an unlimited number of common shares and 10,000,000 preferred shares. The rights and terms of preferred shares are determined upon issuance. As at February 27, 2015, we had 168,829,697 common shares and no preferred shares issued and outstanding. During the year ended December 31, 2014 we issued 42,715,132 common shares including 38,433,000 common shares upon closing of the acquisition of Aurora. Shares were also issued through the DRIP and our share-based compensation programs.

16    Baytex Energy Corp.    2014 Annual Report

Contractual Obligations

We have a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company's funds from operations in an ongoing manner. A significant portion of these obligations will be funded by funds from operations. These obligations as of December 31, 2014 and the expected timing for funding these obligations are noted in the table below.

($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years

Trade and other payables	$398,261	$398,261	$–	$–	$–
Dividends payable to shareholders	16,811	16,811	–	–	–
Bank loan(1)(2)	666,886	–	–	666,886	–
Long-term debt(2)	1,418,685	–	9,165	–	1,409,520
Operating leases	55,920	7,540	15,395	16,006	16,979
Processing agreements	63,292	10,780	15,347	9,092	28,073
Transportation agreements	74,204	12,146	21,323	19,564	21,171

Total	$2,694,059	$445,538	$61,230	$711,548	$1,475,743

(1)
The bank loan is a covenant-based loan with a revolving period that is extendible annually for up to a four-year term. Unless extended, the revolving period will end on June 4, 2018, with all amounts to be re-paid on such date.
(2)
Principal amount of instruments.

We also have ongoing obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

CRITICAL ACCOUNTING ESTIMATES

A summary of Baytex's significant accounting policies can be found in notes 3 and 4 to the consolidated financial statements. The preparation of the consolidated financial statements in accordance with GAAP requires management to make judgments and estimates that affect the financial results of the Company. The financial and operating results of Baytex incorporate certain estimates including:

•
estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

•
estimated capital expenditures on projects that are in progress;

•
estimated future recoverable value of petroleum and natural gas properties and goodwill;

•
estimated depletion and depreciation that are based on estimates of petroleum and natural gas reserves and future costs to develop those reserves that Baytex expects to recover in the future;

•
estimated fair values of financial derivative contracts that are subject to fluctuation depending upon the underlying commodity prices, interest rates and foreign exchange rates;

•
estimated value of share-based compensation related to our Share Award Incentive Plan and related performance conditions and forfeiture rates; and

•
estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

Baytex employs individuals skilled in making such estimates and ensures those responsible have the most accurate information available. Further, approved budgets and prior period estimates are also reviewed and analyzed against actual results to ensure appropriate decisions are made for future estimates and outlooks. Actual results could differ materially if various assumptions or estimates do not turn out as expected.

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CHANGES IN ACCOUNTING POLICIES

Current Accounting Pronouncements

Presentation of Financial Statements

Certain standards and amendments were issued effective for accounting periods beginning on or after January 1, 2014. Many of these updates are not applicable or not consequential to the Company and have been excluded from the discussion below. As of January 1, 2014, the Company adopted the following IFRS standards and amendments in accordance with the transitional provisions of each standard.

Financial Instruments: Presentation

IAS 32 "Financial Instruments: Presentation" is effective January 1, 2014, and has been amended to clarify certain requirements for offsetting financial assets and liabilities. IAS 32 relates to presentation and disclosure of financial instruments and the retrospective adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Levies

IFRS Interpretations Committee ("IFRIC") 21 "Levies" is effective January 1, 2014, and clarifies the recognition requirements concerning a liability to pay a levy imposed by a government, other than an income tax. The interpretation clarifies that the obligating event which gives rise to a liability is the activity that triggers the payment of the levy in accordance with the relevant legislation. The retrospective adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Future Accounting Pronouncements

Revenue from Contracts with customers

IFRS 15, "Revenue from Contracts with Customers" is effective January 1, 2017 and will supersede IAS 11 and IAS 18 (and related interpretations including IFRIC 13, IFRIC 15, IFRIC 18 and SIC 31). The new standard moves away from a revenue recognition model based on an earnings process to an approach that is based on transfer of control of a good or service to a customer. The new standard also requires disclosures on the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers. The Company has not yet adopted IFRS 15 and is evaluating its impact on the consolidated financial statements.

Financial Instruments

IFRS 9, "Financial Instruments" replaces IAS 39 "Financial Instruments: Recognition and Measurement", which eliminates the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classifications: amortized cost and fair value. In November 2013, the IASB amended IFRS 9 to include the new general hedge accounting model which remains optional, allows more opportunities to apply hedge accounting, and will be effective on January 1, 2018 and applied retroactively to each period presented. The Company has not yet adopted IFRS 9 and is evaluating its impact on the consolidated financial statements.

18    Baytex Energy Corp.    2014 Annual Report

SELECTED ANNUAL INFORMATION

($ thousands, except per common share amounts)	2014	2013

Revenues, net of royalties	$1,529,897	$1,115,410
Net income (loss)	$(132,807)	$164,845
Per common share – basic	$(0.89)	$1.33
Per common share – diluted	$(0.89)	$1.32
Total assets	$6,230,596	$2,698,334
Total bank loan and long-term debt	$2,062,344	$675,401
Cash dividends or distributions declared per common share	$2.64	$2.64
Average wellhead prices, net of blending costs per boe	$66.54	$61.74
Total production (boe/d)	78,321	57,196

FOURTH QUARTER OF 2014

Our production for the three months ended December 31, 2014 was 92,220 boe/d, significantly higher than the fourth quarter of 2013 (58,304 boe/d) due to the Aurora acquisition and stable production volumes from our Canadian assets. The fourth quarter of 2014 was the first full quarter without the disposed North Dakota assets. The Eagle Ford assets added 38,051 boe/d of production and $208.3 million of revenue in the quarter. The price of WTI decreased by US$24.32/bbl to US$73.14/bbl in the fourth quarter of 2014 compared to the same period in 2013, partially offsetting the increase in revenue from higher production volumes. Funds from operations were $245.5 million, bringing total funds from operations for the year to $879.8 million. We incurred a net loss of $361.8 million in the fourth quarter of 2014, down significantly from net income of $31.2 million for the same period last year due to a goodwill impairment of $449.6 million relating to the sharp drop in WTI prices.

	Three Months Ended December 31

	2014	2013

Benchmark Averages

WTI oil (US$/bbl)	73.14	97.46
WCS heavy (US$/bbl)	58.90	65.26
Heavy oil differential	20%	33%
CAD/USD exchange rate	1.1378	1.0494
Edmonton par oil ($/bbl)	75.69	86.25
LLS (US$/bbl)	76.34	101.00
AECO natural gas price ($/mcf)	4.01	3.15
NYMEX gas price (US$/mmbtu)	4.00	3.60

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	Three Months Ended December 31

	2014			2013

($ thousands, except as noted)	Canada	U.S.	Total	Canada	U.S.	Total

Daily Production
Heavy oil (bbl/d)	43,135	–	43,135	43,254	–	43,254
Light oil and condensate (bbl/d)	2,494	24,422	26,916	2,827	3,200	6,027
NGL (bbl/d)	1,381	6,717	8,098	1,906	114	2,020
Natural gas (mcf/d)	43,048	41,380	84,428	41,282	736	42,018

Total production (boe/d)	54,185	38,035	92,220	54,867	3,437	58,304

Baytex Average Sales Prices
Heavy oil ($/bbl)	$53.34	$–	$53.34	$61.89	$–	$61.89
Light oil and condensate ($/bbl)	70.77	77.86	77.20	81.33	87.02	84.35
NGL ($/bbl)	33.31	26.99	28.07	45.94	47.27	46.01
Natural gas ($/mcf)	3.89	4.36	4.12	3.51	4.01	3.52

Oil equivalent ($/boe)	$49.66	$59.50	$53.72	$57.20	$83.46	$58.75

Operating netback ($/boe)
Sales price	$49.66	$59.50	$53.72	$57.20	$83.46	$58.75
Less:
Royalties	7.94	17.56	11.90	10.42	28.59	11.49
Production and operating expenses	14.76	10.36	12.95	12.54	18.12	12.87
Transportation expenses	3.51	–	2.07	4.19	–	3.94

Netback before financial derivatives	$23.45	$31.58	$26.80	$30.05	$36.75	$30.45

Financial derivatives gain	–	–	6.48	–	–	1.03

Netback after financial derivatives	$23.45	$31.58	$33.28	$30.05	$36.75	$31.48

Capital Expenditures
Exploration and development	$65,234	$149,463	$214,697	$71,834	$13,226	$85,060
Acquisitions, net of divestitures	$(42,212)	$6,546	$(35,666)	$161	$2,097	$2,258

SUMMARY FOURTH QUARTER INFORMATION

In comparing the fourth quarter of 2014 with the same period in 2013:

•
Total production for the fourth quarter of 2014 of 92,220 boe/d increased by 58%, or 33,916 boe/d, from the same period in 2013, primarily due to the addition of 38,051 boe/d from the Eagle Ford assets, partially offset by the disposition of the North Dakota assets in third quarter of 2014. The 2013 production in the U.S. was all related to our North Dakota assets.

•
FFO for the fourth quarter of 2014 was $245.5 million ($1.47 per basic share), a 66% increase from $147.5 million ($1.18 per basic share) in the fourth quarter of 2013.

•
WTI oil averaged US$73.14/bbl for the fourth quarter of 2014, a 25% decrease from the average WTI price of US$97.46/bbl in the fourth quarter of 2013.

•
Our average realized heavy oil price during the fourth quarter of 2014 was $53.34/bbl, or 80% of WCS, compared to $61.89/bbl, or 90% of WCS in the fourth quarter of 2013. This decrease was due to a lower WTI price partially offset by the narrowing of the price differential for WCS and the weakening of the Canadian dollar compared to the fourth quarter of 2013.

•
Total petroleum and natural gas revenues for the fourth quarter of 2014 were $472.4 million, an increase of $141.7 million from the same period in 2013. Canadian revenues totaled $264.2 million, a decrease of

20    Baytex Energy Corp.    2014 Annual Report

  $40.2 million from the fourth quarter of 2013 due to lower crude oil prices. In the U.S., the Eagle Ford properties contributed $208.2 million of revenue for the three months ended December 31, 2014 which accounted for all of the increase compared to 2013. In the fourth quarter of 2013, the North Dakota assets contributed $26.4 million of revenue.

•
Production and operating expenses for the fourth quarter of 2014 of $109.9 million increased $41.2 million compared to the same period in 2013 primarily due to the inclusion of $36.1 million of expenses related to the Eagle Ford properties. Production and operating expenses per boe increased by $0.08/boe from the fourth quarter of 2013 to $12.95/boe in the current period due to higher repair and maintenance costs in Canada offset by Eagle Ford properties which has lower average operating expenses of $10.32/boe.

•
General and administrative expenses for the three months ended December 31, 2014 were $17.0 million, an increase of $4.6 million from the same period in 2013 primarily due to the addition of the Houston office to support our Eagle Ford operations. On a per boe basis, general and administrative expenses decreased by $0.32/boe from the fourth quarter of 2013 to $2.00/boe due to increased volumes from the Eagle Ford acquisition combined with the lower general and administrative expenses per boe associated with the acquired assets.

•
Financing costs for the fourth quarter of 2014 of $28.5 million increased $16.0 million as compared to the same period in 2013 due to higher outstanding debt levels.

•
Realized gains on financial derivative contracts totaled $55.0 million for the three months ended December 31, 2014, an increase of $49.4 million from the same period in 2013 mainly the result of a significant drop in WTI prices to levels below those set in our fixed price contracts, partially offset by the weakening Canadian dollar against the U.S. dollar during the period.

•
Unrealized gains on financial derivative contracts totaled $109.0 million for the fourth quarter, up from a $0.2 million loss for the same period in 2013 due to the significant decline in WTI prices at December 31, 2014 as compared to September 30, 2014, offset slightly by the weakening Canadian dollar against the U.S. dollar.

•
Depletion expense totaled $176.4 million for the three months ended December 31, 2014, as compared to $89.4 million in the same period of 2013. The depletion rate per boe for the fourth quarter of 2014 increased to $20.78/boe from $16.75/boe for the comparative period of 2013, mainly due to the higher cost Eagle Ford assets being included in the depletable pool.

•
Due to the sharp decline in commodity prices, we have recorded a $449.6 million impairment charge during the fourth quarter of 2014. The impairment relates to $411.8 million of goodwill associated with the Eagle Ford acquisition as well as $37.8 million of goodwill associated with certain conventional oil and gas assets in Canada.

•
Capital expenditures related to exploration and development of $214.7 million were incurred in the fourth quarter of 2014, an increase of $129.6 million from the same period in 2013. The increase is mainly due to higher activity associated with the Eagle Ford acquisition. We drilled 28.3 net wells (12.9 in Canada and 15.4 in the Eagle Ford) in the fourth quarter of 2014, compared to 58.3 net wells (57.0 in Canada and 1.3 in North Dakota) during the same period in 2013.

•
As a result of the sharp drop in the price for WTI, we reduced the monthly dividend from $0.24 per share to $0.10 per share effective December 2014 to maintain financial flexibility and to better align the dividend level with the prevailing commodity price environment.

2015 GUIDANCE & HIGHLIGHTS

We currently plan to invest between $500 and $575 million in our 2015 exploration and development capital program, drilling approximately 90 net wells. The program is designed to generate average annual production of 84,000 to 88,000 boe/d.

Approximately 80% of our 2015 capital budget will be invested in our Eagle Ford operations where we expect to drill approximately 39 to 45 net wells. Approximately 20% will be focused on our Canadian heavy oil operations at Peace River and Lloydminster. At current commodity prices, the Eagle Ford represents the strongest capital efficiencies and highest netbacks in our portfolio.

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Our 2015 annual production is expected to be evenly split between Canada and the United States. Our production mix is forecast to be approximately 82% liquids (40% heavy oil, 33% light oil and condensate and 9% natural gas liquids) and 18% natural gas, based on a 6:1 natural gas-to-oil equivalency.

We have pursued cost savings and continue to work closely with all service providers and suppliers in an effort to improve the efficiency of our operations in the current commodity price environment. Our revised 2015 budget reflects a reduction of approximately 10% to 15% on drilling, completion and equipment costs from those experienced in 2014.

ENVIRONMENTAL REGULATION AND RISK

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation, all of which is subject to governmental review and revision from time to time. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation sets out the requirements with respect to oilfield waste handling and storage, habitat protection and the satisfactory operation, maintenance, abandonment and reclamation of well and facility sites. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties. Further, environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Although Baytex believes that it will be in material compliance with current applicable environmental legislation, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise have a material adverse effect on Baytex's business, financial condition, results of operations and prospects.

Climate Change Regulation

Our exploration and production facilities and other operations and activities emit greenhouse gases which may require us to comply with greenhouse gas emissions legislation that is enacted in jurisdictions where we have operations. A number of federal, provincial and state governments have announced intentions to regulate greenhouse gases and certain air pollutants. These governments are currently developing the regulatory and policy frameworks to deliver on their announcements. In most cases there are few technical details regarding the implementation and coordination of these plans to regulate emissions. However, the Canadian federal government has announced that it will align greenhouse gas emission reduction targets with the United States. The Canadian federal government has taken a sector-specific approach and, while progress has been made working with industry and the provinces on the development of oil and gas sector-specific regulations, the Canadian federal government has not committed to a definitive timeline for the implementation or release of legislation. As it remains unclear what approach the United States federal government will take, or when, it is also unclear whether the United States federal government will implement economy-wide greenhouse gas emission legislation or a sector-specific approach, and what type of compliance mechanisms will be available to certain emitters. Currently, certain provinces and states, including Alberta and British Columbia, have implemented greenhouse gas emission legislation that impacts areas in which we operate. It is anticipated that other federal, provincial and state announcements and regulatory frameworks to address emissions will continue to emerge.

Further information regarding environmental and climate change regulation is contained in our Annual Information Form for the year ended December 31, 2014 under the "Industry Conditions – Climate Change Regulation" section.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2014, an evaluation was conducted of the effectiveness of Baytex's "disclosure controls and procedures" (as defined in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act") and in Canada by National Instrument 52-109, Certification of Disclosure in Issuers'

22    Baytex Energy Corp.    2014 Annual Report

Annual and Interim Filings ("NI 52-109")) under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that Baytex's disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that Baytex files or submits under the Exchange Act or under Canadian securities legislation is (i) recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (ii) accumulated and communicated to the Company's management, including the President and Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding the required disclosure.

It should be noted that while the President and Chief Executive Officer and the Chief Financial Officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Baytex's disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Baytex acquired Aurora on June 11, 2014 and has not had sufficient time to appropriately assess the disclosure controls and procedures used by Aurora and integrate them with Baytex's operations. As a result, as permitted by NI 52-109, the Sarbanes-Oxley Act of 2002 and applicable rules related to business acquisitions, the acquired Eagle Ford operations have been excluded from the Company's evaluation of disclosure controls and procedures. Currently, Baytex is in the process of integrating operations and processes with the acquired Eagle Ford assets and will be expanding its disclosure controls and procedures for 2015.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and Chief Executive Officer and Chief Financial Officer of Baytex (collectively, the "certifying officers") are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for Baytex. Disclosure controls and procedures are designed to provide reasonable assurance that (i) material information relating to Baytex is made known to the certifying officers by others, particularly during the period in which public filings are being prepared and (ii) information required to be disclosed by Baytex in filings submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Baytex's financial statements for external reporting purposes in accordance with Canadian GAAP.

Due to inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Additionally, projections of any evaluations of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with Baytex's policies and procedures. Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2014 based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2014. The effectiveness of Baytex's internal control over financial reporting as of December 31, 2014 has been audited by Deloitte LLP, as reflected in their report for 2014.

On June 11, 2014, Baytex completed the acquisition of Aurora Oil & Gas Limited, a publicly traded oil and gas company that was listed on the Australian and Toronto stock exchanges. The results of the acquisition of Aurora have been included in the consolidated financial statements of Baytex since June 11, 2014. However, Baytex has not had sufficient time to appropriately assess the disclosure controls and procedures and internal controls over financial reporting previously used by Aurora and integrate them with those of Baytex. In addition, Aurora was not subject to the Sarbanes-Oxley Act of 2002 and, therefore, was not required to have its external auditors audit the effectiveness of its internal control over financial reporting. As a result, the certifying officers have limited the scope of their design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Aurora (as permitted by applicable securities laws in Canada and the U.S.). Baytex has a program in place to assess the controls, policies and procedures of the acquired operations for 2015.

Baytex Energy Corp.    2014 Annual Report    23

During the year ended December 31, 2014 (which included the Aurora acquisition from June 11, 2014), Aurora contributed revenues net of royalties of $349.4 million (representing 23% of total revenues, net of royalties) and operating income of $281.9 million (representing 27% of total operating income). At December 31, 2014, current assets of $85.4 million, non-current assets of $3.5 billion, current liabilities of $215.3 million and non-current liabilities of $788.4 million were associated with the entity acquired.

No changes were made to our internal control over financial reporting during the year ended December 31, 2014.

FORWARD-LOOKING STATEMENTS

In the interest of providing our shareholders and potential investors with information regarding Baytex, including management's assessment of the Company's future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; the anticipated benefits from the acquisition of Aurora; our expectations that the Aurora assets have the infrastructure in place to support future annual production growth; our expectations regarding the effect of well downspacing, improving completion techniques and new development targets on the reserves potential of the Aurora assets; crude oil and natural gas prices and the price differentials between light, medium and heavy oil prices; our effective tax rate for 2015; the proposed reassessment of our tax filings by the Canada Revenue Agency; the potential taxes owing and reduction of non-capital losses if the reassessment by the Canada Revenue Agency is successful; our intention to defend the proposed reassessments if issued by the Canada Revenue Agency; our view of our tax filing position; the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; the existence, operation and strategy of our risk management program; the impact of the adoption of new accounting standards on our financial results; our capital budget for 2015; our annual average production rate for 2015; the number and type of wells to be drilled in 2015; the geographic breakdown of our 2015 annual production; our production mix for 2015; the portion of our 2015 capital budget to be allocated to the Eagle Ford and the number of wells to be drilled; our expectation that we will achieve cost savings in our capital expenditure program and across our operations in 2015; our expectation that our royalty and production and operating cost structures in 2015 will be consistent with 2014; our objective to fund our capital expenditures and cash dividends on our common shares with funds from operations and existing credit capacity; our expectation that we are in material compliance with environmental legislation; and the completion of our assessment of the disclosure controls and procedures and internal controls over financial reporting for the acquired Eagle Ford operations. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.

These forward-looking statements are based on certain key assumptions regarding, among other things: our ability to execute and realize on the anticipated benefits of the acquisition of Aurora; petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and

24    Baytex Energy Corp.    2014 Annual Report

foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: declines in oil and natural gas prices; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; uncertainties in the credit markets may restrict the availability of credit or increase the cost of borrowing; refinancing risk for existing debt and debt service costs; a downgrade of our credit ratings; risks associated with properties operated by third parties; changes in government regulations that affect the oil and gas industry; changes in environmental, health and safety regulations; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; the cost of developing and operating our assets; risks associated with the exploitation of our properties and our ability to acquire reserves; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with large projects or expansion of our activities; risks related to heavy oil projects; the implementation of strategies for reducing greenhouse gases; depletion of our reserves; risks associated with the ownership of our securities, including the discretionary nature of dividend payments and changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2014, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex's current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.    2014 Annual Report    25

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